UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR MAY 10, 2002

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                              LOCALIZA SYSTEM LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil

                     --------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - March 31, 2001 and 2002
2. Consolidated  Statements  of Income for the period ended March 31,
   2001 and 2002
3. Adjustments to the Financial Statements
4. Summary Financial Data by Business Segment for the period ended March 31, 2001 and 2002
5. Selected Historical Financial and Other Data - 1Q2001 and 1Q2002

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - MARCH 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                             March 31,
                                                     -----------------------
                                                       2001           2002
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                              32,993         54,413

Marketable securities                                  86,917         58,663

Accounts receivable, net                               38,407         62,679

Revenue-earning vehicles, net                         152,089        196,114

Deferred income and social contribution taxes           3,396          2,927

Other                                                  20,039         11,626
                                                      -------        -------
                                                      333,841        386,422
                                                      -------        -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                          86,756         91,103

Accounts receivable, net                                    -            737

Escrow deposits                                        18,169         18,603

Compulsory loans                                        2,063             83

Deferred income and social contribution taxes           7,337          9,943

Other                                                   2,370          1,638
                                                      -------        -------
                                                      116,695        122,107
                                                      -------        -------

PROPERTY AND EQUIPMENT, NET                             8,204         12,653
                                                       ------         ------

GOODWILL                                                4,622          4,704
                                                      -------        -------

Total assets                                          463,362        525,886
                                                      =======        =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - MARCH 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                             March 31,
                                                     -----------------------
                                                       2001           2002
                                                     --------       --------
CURRENT LIABILITIES:

Loans and financing                                    18,662          8,052

Current portion of long-term debt                      11,017         11,842

Accounts payable                                       13,463         11,778

Payroll and related charges                             5,063          5,428

Income and social contribution taxes                    4,797          5,892

Taxes, other than on income                             1,413            955

Advances from customers                                   312            972

Deferred income and social contribution taxes             456            941

Other                                                   2,395          1,907
                                                       ------         ------
                                                       57,578         47,767
                                                       ------         ------

NONCURRENT LIABILITIES:

Long-term debt                                        216,160        232,360

Reserve for contingencies                              23,368         30,589

Deferred income and social contribution taxes           1,302          5,112

Other                                                     478         31,395
                                                      -------        -------
                                                      241,308        299,456
                                                      -------        -------

MINORITY INTEREST:                                         99            100
                                                      -------        -------

SHAREHOLDERS' EQUITY:

Capital Stock                                         117,523        122,923

Accumulated earnings                                   44,424         49,503

Other comprehensive income                              2,430          6,137
                                                      -------        -------
                                                      164,377        178,563
                                                      -------        -------
Total liabilities and shareholders' equity            463,362        525,886
                                                      =======        =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

               FOR THE YEARS ENDED MARCH 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                     Period ended March 31,
                                                    -------------------------
                                                       2001            2002
                                                     --------        -------
NET REVENUES:


Car  rental                                            32,012         39,263

Fleet management                                       27,628         28,600

Franchising                                             1,368          1,090

Used car sales                                         36,586         54,172
                                                       ------        -------
  Total revenues                                       97,594        123,125
                                                       ------        -------

EXPENSES AND COSTS:

Direct operating                                      (19,326)       (22,668)

Cost of used car sales                                (26,054)       (43,430)

Selling, general and administrative                   (10,599)       (13,733)

Depreciation of vehicles                              (15,348)       (14,963)

Other depreciation and amortization                      (509)          (796)
                                                      -------        -------
  Total operating expenses                            (71,836)       (95,590)
                                                      -------        -------

Operating income                                       25,758         27,535

FINANCIAL EXPENSE, NET                                (13,793)        (6,776)

GOODWILL AMORTIZATION                                    (253)             -

NONOPERATING INCOME (EXPENSE), NET                      4,538             (2)
                                                       ------         ------

Income before taxes and minority interest              16,250         20,757
                                                       ------         ------

INCOME AND SOCIAL CONTRIBUTION TAXES:

  Current                                              (4,692)        (7,497)
  Deferred                                               (439)           496
                                                       ------         ------
                                                       (5,131)        (7,001)
                                                        -----         ------

Net income before minority interest                    11,119         13,756

MINORITY INTEREST                                          (5)           (29)
                                                       ------         ------

Net income                                             11,114         13,727
                                                       ======         ======
OTHER COMPREHENSIVE INCOME:
  Unrealized gains on marketable securities                 -          2,608
  Deferred income and social contribution
     taxes on unrealized gains                              -           (860)
                                                       ------         ------
  Other comprehensive income                                -          1,748
                                                       ------         ------
         Comprehensive income                          11,114         15,475
                                                       ======         ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                  FOR THE YEARS ENDED MARCH 31, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                            Period ended March 31,
                                           -------------------------
                                              2001            2002
                                             ------          ------
      NET REVENUES:

      Car rental                             32,012          39,263

      Fleet management                       27,628          28,600

      Franchising                             1,368           1,090

      Used car sales                         36,586          54,172
                                             ------         -------
                                             97,594         123,125
                                             ------         -------


      DEPRECIATION:

      Car  rental                            (8,318)         (6,769)

      Fleet management                       (7,030)         (8,194)

      Other                                    (509)           (796)
                                             ------           ------
                                            (15,857)         (15,759)
                                             ------           ------


      OPERATING INCOME:

      Car  rental                             7,966           13,083

      Fleet management                       12,456           10,502

      Franchising                               212              526

      Used car sales                          7,941            6,802

      Corporate expenses                     (2,308)          (2,582)

      Other depreciation                       (509)            (796)
                                             ------           ------
                                             25,758           27,535
                                             ------           ------


      OPERATING MARGIN:

      Car  rental                              24.9%            33.3%

      Fleet management                         45.1%            36.7%

      Franchising                              15.5%            48.3%

      Used car sales                           21.7%            12.6%

      Total                                    26.4%            22.4%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )

                                                         1 Q 2001    1 Q 2002
                                                         --------    --------
STATEMENT OF OPERATIONS DATA:

Net revenues:
  Car rental                                               32,012      39,263
  Fleet management                                         27,628      28,600
                                                           ------      ------
    Total vehicle rental                                   59,640      67,863

  Used car sales                                           36,586      54,172
  Franchising                                               1,368       1,090
                                                           ------     -------
Total net revenues                                         97,594     123,125
                                                           ------     -------
Direct operating costs and expenses:
  Car rental                                              (11,373)    (13,948)
  Fleet management                                         (6,843)     (8,166)
                                                          -------     -------
    Total vehicle rental                                  (18,216)    (22,114)

  Franchising                                              (1,110)       (554)
  Cost of used car sales                                  (26,054)    (43,430)
                                                          -------     -------
Total direct operating costs and expenses                 (45,380)    (66,098)
                                                          -------     -------
Gross profit                                               52,214      57,027
Selling, general and administrative expenses:
  Adverstising, promotion and selling:
    Car rental                                             (4,355)     (5,463)
    Fleet management                                       (1,299)     (1,738)
    Used car sales                                         (2,591)     (3,940)
    Franchising                                               (46)        (10)
                                                           ------      ------
      Total adverstising, promotion and selling            (8,291)    (11,151)

  General and administrative expenses                      (2,282)     (2,555)
  Other                                                       (26)        (27)
                                                           ------      ------
Total selling, general, administrative and other expenses (10,599)    (13,733)
                                                           ------      ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (8,318)     (6,769)
    Fleet management                                       (7,030)     (8,194)
                                                           ------      ------
     Total vehicle depreciation expenses                  (15,348)    (14,963)

  Non-Vehicle depreciation and amortization expenses         (509)       (796)
                                                           ------      ------
Total depreciation and amortization expenses              (15,857)    (15,759)
                                                           ------      ------

Operating income                                           25,758      27,535
                                                           ------      ------
Financial Interest:
   Expense                                                 (6,540)     (7,884)
   Income                                                   4,485       4,743
   Tax on financial revenues                                 (448)       (219)
   Monetary variation and exchange loss                   (19,106)     (4,069)
   Monetary variation and exchange gain                     7,816         653
                                                           ------      ------
      Financial interest expense, net                     (13,793)     (6,776)
                                                           ------      ------

Goodwill amortization                                        (253)          -

Nonoperating income (expense), net                          4,538          (2)
                                                           ------      ------
Income before taxes and minority interest                  16,250      20,757

Income and social contribution taxes                       (5,131)     (7,001)

Minority interest                                              (5)        (29)
                                                           ------      ------
Net income                                                 11,114      13,727
                                                           ======      ======
OTHER COMPREHENSIVE INCOME                                      -       1,748
                                                           ------      ------
Comprehensive income                                       11,114      15,475
                                                           ======      ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


STATEMENT OF OPERATIONS DATA                             1 Q 2001   1 Q 2002
                                                         --------   --------
OTHER DATA :

EBITDA                                                    41,615     43,294

Vehicle Depreciation Expense                             (15,348)   (14,963)
                                                          ------     ------
Adjusted EBITDA                                           26,267     28,331
                                                          ======     ======






             Adjustments to the Financial Statements

In order to reflect the final numbers of Financial Statements for March 31, 2001, a amount of R$305 in Localiza's results of operations has been adjusted in March 2001 due to a recalculation of income and social contributions taxes expenses.

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


SELECTED OPERATING DATA:                               1 Q 2001     1 Q 2002
                                                       --------     --------

Fleet at the end of period:
   Car Rental                                             8,041       10,043
   Fleet Management                                      10,959       11,286
                                                         ------       ------
     Total                                               19,000       21,329
                                                         ------       ------

Average Operating Fleet Age (months)                       10.9         11.7

Number of Rental Days:
  Car Rental                                            488,995      581,351
  (-)Rental Days to Total Fleet's replacement service    (6,022)      (7,823)
                                                        -------     --------
     Total                                              482,973      573,528
  Fleet Management                                      921,090      977,130


Utilization Rates:
  Car Rental                                             71.67%       62.87%
  Fleet Management                                       97.43%       99.54%

Numbers of Cars Purchased:
  Car Rental                                                764           49
  Fleet Management                                          836          466
                                                          -----         ----
     Total                                                1,600          515
                                                          -----         ----

Average Purchase Price                                    16.98        26.40

Total Investment in Fleet                              27,172.8     13,597.7


Numbers of Cars Sold:
  Car Rental                                              1,667        2,257
  Fleet Management                                          715        1,472
                                                          -----        -----
     Total                                                2,382        3,729
                                                          -----        -----

Average Car Price                                         14.80        14.01

Depreciation per car...(R$)                             3,394.7      2,825.7

Average Annual Revenue per Owned
 Car in Operation......(R$)
  Car Rental                                           17,126.1     15,498.6
  Fleet Management                                     10,477.9     10,219.5

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service   66.28        68.46
  Fleet Management                                        29.87        28.52